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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         ---------------------------

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                         ---------------------------

                         INTERNATIONAL HOME FOODS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                         ---------------------------

                                  459655 10 6
                                 (CUSIP Number)


------------------------------------------------------------------------------------------------------------
 CUSIP No. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       459655 10 6
------------------------------------------------------------------------------------------------------------
 1)     Name of Reporting Persons.  I.R.S. Identification Nos. of Above Person
        (entities only)                                                              Hicks, Muse, Tate &
                                                                                     Furst Equity Fund III,
                                                                                     L.P.
------------------------------------------------------------------------------------------------------------
 2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                                                                          [ ]
        (b)                                                                          [ ]
------------------------------------------------------------------------------------------------------------
 3)     SEC Use Only
------------------------------------------------------------------------------------------------------------
 4)     Citizenship or Place of Organization                                         Delaware
------------------------------------------------------------------------------------------------------------
           Number of       (5)   Sole Voting Power                                   42,092,466
             Shares             ----------------------------------------------------------------------------
          Beneficially     (6)   Shared Voting Power                                 0
         Owned by Each          ----------------------------------------------------------------------------
           Reporting       (7)   Sole Dispositive Power                              42,092,466
          Person With           ----------------------------------------------------------------------------
                           (8)   Shared Dispositive Power                            0
------------------------------------------------------------------------------------------------------------
 9)     Aggregate Amount Beneficially Owned by Each Reporting Person                 42,092,466
------------------------------------------------------------------------------------------------------------
 10)    Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See
        Instructions)                                                                [ ]
------------------------------------------------------------------------------------------------------------
 11)    Percent of Class Represented by Amount in Row 9                              54.6%
------------------------------------------------------------------------------------------------------------
 12)    Type of Reporting Person (See Instructions)                                  PN
------------------------------------------------------------------------------------------------------------

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ITEM 1(a).  NAME OF ISSUER:

         International Home Foods, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1633 Littleton Road
         Parsippany, New Jersey 07054

ITEM 2(a).  NAME OF PERSON FILING:

         Hicks, Muse, Tate & Furst Equity Fund III, L.P.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NON, RESIDENCE:

         200 Crescent Court, Suite 1600
         Dallas, Texas 75201

ITEM 2(c).  CITIZENSHIP:

         Not applicable.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         International Home Foods, Inc. Common Stock, $.01 par value per share

ITEM 2(e).  CUSIP NUMBER:

         459655 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)  [  ] Broker or Dealer registered under Section 15 of the Act
         (b)  [  ] Bank as defined in section 3(a)(6) of the Act
         (c)  [  ] Insurance Company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h)  [  ] Group, in accordance with Section  240.13d-1(b)(1)(ii)(H)





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
ITEM 4.  OWNERSHIP

         (a) Amount Beneficially Owned  . . . . . . . . . . . . . . . . . . . . . . . . . . 42,092,466

         (b) Percent of Class . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 54.6%

         (c) Number of shares as to which such person has:
              (i)   sole power to vote or to direct the vote  . . . . . . . . . . . . . . . 42,092,466
             (ii)   shared power to vote or to direct the vote  . . . . . . . . . . . . . . 0
            (iii)   sole power to dispose or to direct the disposition of   . . . . . . . . 42,092,466
             (iv)   shared power to dispose or to direct the disposition of   . . . . . . . 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.  CERTIFICATION

         Not applicable.





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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

By:  HM3/GP Partners, L.P.

By:  Hicks, Muse GP Partners III, L.P.

By:  Hicks, Muse Fund III, Inc.



     /s/ DAVID W. KNICKEL
     ------------------------------------------          Date:  February 3, 1998
By:  David W. Knickel, Treasurer and
     Assistant Secretary





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